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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                                 AMENDMENT NO. 1
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------
                                  TELLIUM, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                             ----------------------

          Options to Purchase Common Stock, Par Value $0.001 Per Share,
                    Having an Exercise Price of $2.14 or More
                         (Title of Class of Securities)

                             ----------------------
                                   87967E 10 7
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                             ----------------------

               Harry J. Carr, Chairman and Chief Executive Officer
                                  Tellium, Inc.
                                2 Crescent Place
                        Oceanport, New Jersey 07757-0901
                                 (732) 923-4100

                  (Name, address and telephone number of person
                        authorized to receive notices and
                       communications on behalf of filing
                                     person)
                                    Copy to:
                                 Lanae Holbrook
                                Lawrence R. Bard
                    Fried, Frank, Harris, Shriver & Jacobson
                          1001 Pennsylvania Avenue, NW
                             Washington, D.C. 20004
                                 (202) 639-7000

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
         Transaction valuation*                          Amount of filing fee
--------------------------------------------------------------------------------
         $3,863,669                                      $355.46
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* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 14,810,195 shares of common stock of Tellium, Inc. having an aggregate value of $3,863,669 of July 25, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance


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with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee
Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002, equals 0.0092% of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $355.46          Form or Registration No.:  Schedule TO
Filing party:  Tellium, Inc.              Date filed:  August 1, 2002

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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                             INTRODUCTORY STATEMENT

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on August 1, 2002, relating to our offer to exchange certain options to purchase shares of our common stock, par value $.001 per share, having an exercise price of $2.14 or more for a combination of share awards of our common stock and new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated August 1, 2002.

Item 12.  Exhibits.

     Item 12 of the Schedule TO is hereby amended and restated as follows so as to add a reference to Exhibits (a)(8), (a)(9) and (a)(10), which are attached hereto:

Item 12. Exhibits.

         (a)(1)      Offer to Exchange, dated August 1, 2002.*

         (a)(2)      Form of Letter of Transmittal.*

         (a)(3)      Form of Cover Letter to Eligible Option Holders.*

         (a)(4)      Form of Letter to Tendering Option Holders.*

         (a)(5)      Form of Notice of Withdrawal.*

         (a)(6)      Form of E-mail Confirmation.*

         (a)(7) Tellium, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference.

         (a)(8) Form of E-mail message to All Option Holders dated August 1, 2002 regarding the Offer to Exchange.

         (a)(9) Form of E-mail message to All Option Holders dated August 1, 2002 regarding the Offer to Exchange.

         (a)(10)     Press Release issued by Tellium, Inc. on August 1, 2002.

         (b)         Not applicable.

         (d)(1) Tellium, Inc. Amended and Restated 1997 Employee Stock Incentive Plan. Filed with the Securities and Exchange Commission on the Registration Statement filed on Form S-1, Registration No. 333-46362.


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         (d)(2)       Tellium, Inc. 2001 Stock Incentive Plan. Filed with the
                      Securities and Exchange Commission on the Registration Statement filed on Form S-1/A, Registration No. 333-46362.

         (d)(3) Tellium, Inc. Amended and Restated Special 2001 Stock Incentive Plan.*

         (d)(4)       Form of Share Award Agreement.*

         (d)(5)       Form of Option Agreement.*

         (d)(6)       Form of Repurchase Agreement.*

         (d)(7) Form of Repurchase Agreement between Tellium, Inc. and Harry J. Carr, dated as of June 19, 2002.*

         (d)(8)       Form of Non-Competition Agreement.*

         (d)(9) Form of Non-Competition Agreement between Tellium, Inc. and Harry J. Carr, dated as of June 19, 2002.*

         (d)(10)      Form of Amendment No.1 to Purchase Money Promissory Note.*

         (g)          Not applicable.

         (h)          Not applicable.

*  Previously filed.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                                      TELLIUM, INC.


                                      /s/ Michael J. Losch
                                      ------------------------------------------
                                      By:     Michael J. Losch
                                      Title:  Chief Financial Officer, Secretary
                                              and Treasurer
Date: August 2, 2002


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